Reinventing Marketing for the Mobile Era 1 Reinventing Marketing for the Mobile Era Velti 1st Quarter 2013 Earnings Report M A Y 1 3 t h , 2 0 1 3

Reinventing Marketing for the Mobile Era 2 This presentation contains forward-looking information about the Company’s business and financial outlook, including statements regarding financial guidance for the second quarter and fiscal year 2013, as well as regarding the financial impact of our recent restructuring, and our divestment of assets at the end of 2012. The achievement or success of the matters covered by such forward- looking statements involve risks and uncertainties that could cause our results to differ materially from these forward looking statements, including - but not limited to – risks related to achieving the benefits of our acquisitions, our ability to manage our cash, reduce DSOs and operating expenses, add new and expand existing customer relationships, and expand into new markets and verticals. Safe Harbor Statement WWW.VELTI.COM

Reinventing Marketing for the Mobile Era 3 Contents  GAAP Revenue, Margin  Restructuring Impact  Revenue Breakdown by Geography  GAAP, Adjusted EBITDA & Adjusted Net Income reconciliation  Comprehensive Receivables  Q2 2013 and FY 2013 Guidance

Reinventing Marketing for the Mobile Era 4 Q1 2013 Revenue and Mix – GAAP $40.6 $30.9 $11.2 $10.1 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 Q1 2012 Q1 2013 Revenue Mix - GAAP Q1 2012 vs. Q1 2013 ($ millions) Marketing Advertising 22% 78% 75% 25% $51.8 $41.0 Q1 2012 results include revenue from our divested and rationalized operations.

Reinventing Marketing for the Mobile Era 5 Q1 2013 Revenue Less 3rd Party Costs Mix – GAAP Basis Revenue less 3rd Party Costs for Advertising business +25% Advertising margins improved from 23% to 30% $32.5 $14.6 $2.5 $3.1 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 $30.0 $35.0 $40.0 Q1 2012 Q1 2013 Revenue Less 3rd Party Costs Mix Q1 2012 vs. Q1 2013 ($ millions) Marketing Advertising 7% 17% 93% 83% $35.0 $17.6

Reinventing Marketing for the Mobile Era 6 Impact of Restructuring $- $20.0 $40.0 $60.0 Q1 13 act Q4 13 est OpEx ($ in millions) -26% 600 800 1,000 1,200 1/1/2013 Today Headcount $- $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 2012 2013 CapEx ($ in millions) -66% -22%

Reinventing Marketing for the Mobile Era 7 FY 2012 vs. Q1 2013 Geographic Breakdown of Revenue 12% 36% 29% 23% % Contribution to Revenue by Region Q1 2013 Other Europe Western Europe Americas Asia/Africa 65% 32% 32% 24% 13% % Contribution to Revenue by Region FY 2012 Other Europe Western Europe Americas Asia/Africa 56%

Q1 2013 US GAAP to ADJUSTED EBITDA Reconciliation

in (000's)	GAAP	Share-Based Comp	Excluding Share-Based Comp	Other Adjustments	Adjusted EBITDA
Software as a service (SaaS) revenue	$ 32,390	$ -	$ 32,390	$ -	$ 32,390
License revenue	2,159	-	2,159	-	2,159
Managed Services	6,458	-	6,458	-	6,458
Total revenue	**41,007**	**-**	**41,007**	**-**	**41,007**
Costs and expenses:					
Third-party costs	23,365	-	23,365	-	23,365
Datacenter and direct project costs	5,552	(48)	5,504	-	5,504
General and administrative expenses	14,065	36	14,101	(415)	13,686
Sales and marketing expenses	12,591	(174)	12,417	-	12,417
Research and development expenses	4,497	(151)	4,346	-	4,346
Impairment of intangible assets	133,129		133,129	(133,129)	-
Depreciation and amortization	8,620	-	8,620	(2,462)	6,158
Total costs and expenses	201,819	(337)	201,482	(136,006)	65,476
Income (loss) from operations	**(160,812)**	**337**	**(160,475)**	**136,006**	**(24,469)**
Interest expense, net	(438)	-	(438)	-	(438)
Gain (loss) from foreign currency transactions	(2,634)	-	(2,634)	2,634	-
Other Expense	(6)	-	(6)	-	(6)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(163,890)**	**337**	**(163,553)**	**138,640**	**(24,913)**
Income tax (expense) benefit	6,853	-	6,853	-	6,853
Net income (loss)	**(157,037)**	**337**	**(156,700)**	**138,640**	**(18,060)**
Net loss attributable to non-controlling interest	(679)	-	(679)	-	(679)
Net income (loss) attributable to Velti	**$ (156,358)**	**$ 337**	**$ (156,021)**	**$ 138,640**	**$ (17,381)**
Net income (loss) attributable to Velti per share:					
Basic and diluted	(2.38)	0.01	(2.37)	2.11	(0.26)
Weighted average number of shares outstanding:					
Basic and diluted	65,808	65,808	65,808	65,808	65,808
Adjusted EBITDA	**$ (152,192)**	**$ 337**	**$ (151,855)**	**$ 133,544**	**$ (18,311)**

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Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	FY 2012	March 31, 2013
Software as a service (SaaS) revenue	$ 23,279	$ 27,550	$ 25,545	$ 62,650	$ 139,024	$ 46,768	$ 48,946	$ 48,540	$ 59,956	$ 204,210	$ 32,390
License revenue	2,791	4,077	10,091	19,746	36,705	1,505	2,898	5,229	12,581	22,213	2,159
Managed Services	3,480	2,731	2,552	4,710	13,473	3,520	6,847	8,624	24,930	43,921	6,458
Total revenue	**29,550**	**34,358**	**38,188**	**87,106**	**189,202**	**51,793**	**58,691**	**62,393**	**97,467**	**270,344**	**41,007**
Costs and expenses:											
Third-party costs	10,633	10,717	13,746	18,805	53,901	16,862	20,979	22,701	30,862	91,404	23,365
Datacenter and direct project costs [1]	2,951	5,140	4,127	5,734	17,952	7,892	7,585	6,894	7,595	29,966	5,552
General and administrative expenses [1]	9,468	14,409	10,260	11,121	45,258	15,132	16,140	15,516	21,408	68,196	14,065
Sales and marketing expenses [1]	7,993	11,586	7,785	10,369	37,733	12,753	12,520	13,193	16,041	54,507	12,591
Research and development expenses [1]	2,830	3,563	2,814	3,853	13,060	4,684	4,336	5,724	6,492	21,236	4,497
Acquisition related and other charges	1,461	6,142	-	2,787	10,390	2,197	2,131	5,622	-	9,950	-
Impairment of intangible assets						-	-	-	16,902	16,902	133,129
Loss from disposal of assets	-	-	-	-	-	-	-	9,626	906	10,532	-
Depreciation and amortization	3,754	4,108	5,788	7,250	20,900	7,269	8,022	8,707	9,948	33,946	8,620
Total costs and expenses	39,090	55,665	44,520	59,919	199,194	66,789	71,713	87,983	110,154	336,639	201,819
Income (loss) from operations	**(9,540)**	**(21,307)**	**(6,332)**	**27,187**	**(9,992)**	**(14,996)**	**(13,022)**	**(25,590)**	**(12,687)**	**(66,295)**	**(160,812)**
Interest expense, net	(3,483)	(1,398)	(1,482)	(1,026)	(7,389)	(743)	(416)	(257)	(414)	(1,830)	(438)
Gain (loss) from foreign currency transactions	378	(2,181)	8,777	(774)	6,200	1,375	(2,449)	3,210	(141)	1,995	(2,634)
Other Expense	(76)	162	(120)	(15)	(49)	6,174	(187)	(34)	(78)	5,875	(6)
Income (loss) before income taxes, investment in associates and non-controlling interests	**(12,721)**	**(24,724)**	**843**	**25,372**	**(11,230)**	**(8,190)**	**(16,074)**	**(22,671)**	**(13,320)**	**(60,255)**	**(163,890)**
Income tax (expense) benefit	(2,237)	(721)	(482)	(368)	(3,808)	(278)	(862)	(46)	8,832	7,646	6,853
Gain or (loss) from equity investments	(965)	320	262	183	(200)	(371)	(785)	(2,023)	(576)	(3,755)	0
Net income (loss)	**(15,923)**	**(25,125)**	**623**	**25,187**	**(15,238)**	**(8,839)**	**(17,721)**	**(24,740)**	**(5,064)**	**(56,364)**	**(157,037)**
Net loss attributable to non-controlling interest	(51)	(49)	25	205	130	(21)	(22)	(23)	119	53	(679)
Net income (loss) attributable to Velti	**$ (15,872)**	**$ (25,076)**	**$ 598**	**$ 24,982**	**$ (15,368)**	**$ (8,818)**	**$ (17,699)**	**$ (24,717)**	**$ (5,183)**	**$ (56,417)**	**$ (156,358)**
Net income (loss) attributable to Velti per share:											
Basic	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)	$ (0.28)	$ (0.38)	$ (0.08)	$ (0.88)	$ (2.38)
Diluted	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)	$ (0.28)	$ (0.38)	$ (0.08)	$ (0.88)	$ (2.38)
Weighted average number of shares outstanding:											
Basic	47,099	53,047	61,595	61,718	55,865	61,816	63,916	64,684	65,223	63,910	65,808
Diluted	47,099	53,047	63,926	62,921	55,865	61,816	63,916	64,684	65,223	63,910	65,808
(1) Includes share-based compensation as follows:											
Datacenter and direct project costs	$ 628	$ 1,751	$ 601	$ 568	$ 3,548	$ 972	$ 778	$ 775	$ 1,196	$ 3,721	$ 48
General and administrative expenses	3,244	5,632	1,342	1,516	11,734	3,660	3,113	2,601	2,549	11,923	(36)
Sales and marketing expenses	1,876	4,019	1,127	1,266	8,288	2,392	2,117	1,925	2,811	9,245	174
Research and development expenses	814	1,889	703	650	4,056	1,584	1,336	1,277	2,110	6,307	151
Total Share-based compensation	$ 6,562	$ 13,291	$ 3,773	$ 4,000	$ 27,626	$ 8,608	$ 7,344	$ 6,578	$ 8,666	$ 31,196	$ 337

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Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	FY 2012	March 31, 2013
Adjusted Net Income (Loss) & Adjusted EBITDA Reconcilation											
Net loss before non-controlling interest	**$ (15,923)**	**$ (25,125)**	**$ 623**	**$ 25,187**	**$ (15,238)**	**$ (8,839)**	**$ (17,721)**	**$ (24,740)**	**$ (5,064)**	**$ (56,364)**	**$ (157,037)**
Adjustments:											
Foreign exchange (gains) losses	(378)	2,181	(8,777)	774	(6,200)	(1,375)	2,449	(3,210)	141	(1,995)	2,634
Non-cash share based compensation	6,562	13,291	3,773	4,000	27,626	8,608	7,344	6,578	8,666	31,196	337
Non-recurring and acquisition-related expenses	2,282	6,995	2,404	3,141	14,822	(2,301)	3,833	7,384	1,400	10,316	415
Impairment of intangible assets				1,500	1,500				16,902	16,902	133,129
(Gain) Loss from equity method investments	1,458	(169)	109	490	1,888	133	569	(151)	45	596	-
Loss from disposal of assets					-			9,626	906	10,532	
Depreciation and amortization - acquisition related	795	797	795	2,220	4,607	2,637	2,587	2,717	3,031	10,972	2,462
Adjusted net income (loss)	**$ (5,204)**	**$ (2,030)**	**$ (1,073)**	**$ 37,312**	**$ 29,005**	**$ (1,137)**	**$ (939)**	**$ (1,796)**	**$ 26,027**	**$ 22,155**	**$ (18,060)**
(Gain) loss from equity method investments - other	(493)	(151)	(371)	(673)	(1,688)	238	216	2,174	531	3,159	-
Depreciation and amortization - other	2,959	3,311	4,993	5,030	16,293	4,632	5,435	5,990	6,917	22,974	6,158
Income tax expense (benefit)	2,237	721	482	368	3,808	278	862	46	(8,832)	(7,646)	(6,853)
Interest expense, net	1,704	1,398	1,482	1,026	5,610	743	416	257	414	1,830	438
Other (income) expense	76	(162)	120	15	49	(146)	187	34	77	152	6
Adjusted EBITDA	**$ 1,279**	**$ 3,087**	**$ 5,633**	**$ 43,078**	**$ 53,077**	**$ 4,608**	**$ 6,177**	**$ 6,705**	**$ 25,134**	**$ 42,624**	**$ (18,311)**
Summary Data											
Total Revenue	29,550	34,358	38,188	87,106	189,202	51,793	58,691	62,393	97,467	270,344	41,007
Third-party costs	10,633	10,717	13,746	18,805	53,901	16,862	20,979	22,701	30,862	91,404	23,365
Total revenue less: third party costs	18,917	23,641	24,442	68,301	135,301	34,931	37,712	39,692	66,605	178,940	17,642
% Margin	64%	69%	64%	78%	72%	67%	64%	64%	68%	66%	43%
Pro Forma Operating Expenses											
Datacenter and direct project costs	2,390	3,389	3,526	5,166	14,471	6,820	6,707	6,019	6,299	25,845	5,504
General and administrative expenses	6,617	7,924	6,514	8,178	29,233	10,397	11,780	11,608	18,214	51,999	13,686
Sales and marketing expenses	6,462	7,567	6,658	8,847	29,534	10,166	10,208	11,073	12,735	44,182	12,417
Research and development expenses	2,169	1,674	2,111	3,032	8,986	2,940	2,840	4,287	4,222	14,289	4,346
Total	$ 17,638	$ 20,554	$ 18,809	$ 25,223	$ 82,224	$ 30,323	$ 31,535	$ 32,987	$ 41,470	$ 136,315	$ 35,953
Adjusted EBITDA Margin	4%	9%	15%	49%	28%	9%	11%	11%	26%	16%	-45%

(1) Excludes share-based compensation and non-recurring expenses otherwise allocable to given expense category.

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Comprehensive Receivables

	Quarter Ended March 31, 2013			Quarter Ended December 31, 2012			Quarter Ended September 30, 2012		
	Actuals, Incl. Divested Assets (1)	Adjustments (2)	Adjusted	Actuals, Incl. Divested Assets (1)	Adjustments (2)	Adjusted	Actuals (3)	Adjustments (4)	Adjusted
Accrued Contract Receivables	$ 136	$ (36)	$ 100	$ 133	$ (27)	$ 106	$ 72	$ (10)	$ 62
Trade Receivables	$ 147	$ (24)	$ 123	$ 150	$ (22)	$ 128	$ 110	$ (13)	$ 96
Other Receivables & Current Assets	$ 18	$ (18)	$ -	$ 8	$ (8)	$ 0	$ 58	$ (36)	$ 22
Comprehensive Receivables	$ 300	$ (77)	$ 223	$ 291	$ (57)	$ 234	$ 239	$ (59)	$ 180
÷ Trailing Twelve Months Revenue (5)			$ 260			$ 270			$ 268
X Days in Period			360			360			360
= Comprehensive Days Sales Outstanding			309			311			242

(1) Actuals for the quarter ended March 31, 2013 are per U.S. GAAP and include receivables associated w/divested assets;

(2) Adjustments for the quarter ended March 31, 2013 include customary adjustments to exclude VAT receivables, government grant receivables, income tax receivables, and other current assets not associated with revenue, and also exclude all receivables associated with the divested assets; note also that "checks receivable" have been re-classified from other receivables & current assets to trade receivables beginning in Q4 2012;

(3) Actuals for the quarter ended September 30, 2012 are per U.S. GAAP; all components of comprehensive receivables associated with the divested assets are contained within assets held for sale, which is not a component of comprehensive receivables;

(4) Adjustments include customary adjustments to exclude VAT receivables, government grant receivables, income tax receivables, and other current assets not associated with revenue, and also exclude $5.1 million of receivables associated with the termination of our factoring arrangement;

(5) Includes revenue of acquired companies as though they had been consolidated for the entire period.

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Reinventing Marketing for the Mobile Era 12 i ti r ti f r t il r 2nd Quarter and Fiscal Year 2013 Guidance ($ in millions) Low High Low High Revenue Guidance 42.0$ 45.0$ N/A N/A Adjusted EBITDA Guidance (12.0)$ (8.0)$ 5.0$ 15.0$ Free Cash Flow Guidance, Exclusive of Acquisition Payments N/A N/A 5.0$ 15.0$ Qtr. End. June 30th FYE Dec. 31st